CONFIDENTIAL TREATMENT REQUESTED BY CREATIVE TECHNOLOGY LTD. PURSUANT TO 17 C.F.R. SECTION 200.83

THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE AND ASTERISKS DENOTE SUCH OMISSIONS

March 22, 2007

Via EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creative Technology Ltd (the “Company”)

Form 20-F for the fiscal year ended June 30, 2006, filed October 27, 2006

Dear Mr. Krikorian,

On behalf of Creative Technology Ltd (the “Company”), please find as set forth below the Company’s responses to the Staff’s comment letter dated February 26, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, the Company is requesting confidential treatment of those portions of this letter indicated by enclosure in brackets below. The bracketed items have been excluded from the version of this letter filed via EDGAR. We have also submitted a letter to the Freedom of Information Act Officer with respect to such request for confidential treatment. The name, phone number and fax number of the Company’s contact person for this confidential treatment request is the Company’s Chief Financial Officer, Ng Keh Long, phone number 65-6895-4313 and fax number 65-6895-4091.

Form 20-F for the Fiscal Year Ended June 30, 2006

Item 15: Controls and Procedures, page 52

1.	We note your chief executive and financial officers concluded that your disclosure controls and procedures are “effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

1.	The Company advises the Staff that the Company’s officers have concluded that the disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. The Company further advises the Staff that, as requested, the Company will revise future filings on Form 20-F to so address the Company’s officers’ conclusions.

Consolidated Statements of Operations, page F-3

2.	We note that you include impairments of goodwill in the “other charges” caption for both the fiscal year ending June 30, 2006 and 2005. These charges should be presented on a separate line item for each year in accordance with paragraph 43 of SFAS 142. Future filings should reclassify these charges from “other charges” to a separate line item.

2.	The Company advises the Staff that, as requested, in future filings, the Company will disclose the amount of impairments of goodwill and other intangible assets in a separate line item from “other charges.”

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page F-7

3.	Your disclosure on pages 30 and 32 indicates that you have recognized substantial write-downs in flash memory inventory in fiscal years 2005 and 2006. However, it does not appear that you have disclosed the amount of losses resulting from these write-downs separately on the consolidated statements of operations or in the notes to your consolidated financial statements. Please tell us your consideration of providing this disclosure pursuant to ARB 43, Chapter 4, paragraph 14. In addition, it does not appear that you have separately disclosed the inventory write-down as an adjustment to reconcile net income to net cash provided by operating activities on your consolidated statements of cash flows. Please tell us where you have classified these write-downs in your statements of cash flows and how your classification complies with SFAS 95.

3.	The Company advises the Staff that it believes no additional disclosures are required by paragraph 14 of ARB 43, Chapter 4 as the write-downs in flash memory inventory, though substantial, were not unusual in the nature of the Company’s business operation. The Company’s officers, from time to time, perform a detailed assessment of inventory to establish write-downs in inventories, and these write-downs in the flash memory inventory were established through this regular review procedure. The Company further advises the Staff that inventory write-downs were included as movements in inventory balances under changes in assets and liabilities in the statements of cash flows as there were no major classes of reconciling items within the inventory balance that required separate disclosure. The Company advises the Staff that the movement in inventory balance comprised only sales, purchases and write-downs in inventory.

Revenue Recognition, page F-9

4.	Please clarify whether you apply the revenue recognition provisions of SOP 97-2 or SAB Topic 13 to each of the products disclosed on pages 19 and 20 of your filing. Since it appears that some or all of these products contain embedded software, please tell us how you evaluated paragraph 2 of SOP 97-2 to determine whether SOP 97-2 is required to be applied to your sales arrangements that contain software. If you conclude that sales of these products are not within the scope of SOP 97-2, provide your analysis of footnote 2 of SOP 97-2 to demonstrate that software is incidental to the products as a whole.

4.	The Company advises the Staff that almost entirely all of its product sales are sales of hardware products. Sales of software products, such as Hansvision Chinese software and WaWaYaYa range of children’s multimedia educational software, are immaterial, representing only less than 0.1% of the Company’s sales in each of the past three fiscal years.

Sales of the Company’s products, other than the above mentioned Hansvision and WaWaYaYa software products, are not within the scope of SOP 97-2. The Company applies the revenue recognition provisions of SAB Topic 13 to each of the products disclosed on pages 19 and 20 of Form 20-F.

Like most consumer products, the Company’s products (as disclosed on pages 19 and 20 of Form 20-F) contain embedded software. However, the embedded software in these products is incidental to the products as a whole.

The Company refers to Footnote 2 to paragraph 2 of SOP 97-2 in evaluating whether the embedded software is incidental to the products as a whole by considering the following:

•

The embedded software in the products is to provide functionality that customers require. This software is not marketed separately. Rather, the functionality that the software provides is being marketed as part of the overall product. The Company’s marketing efforts focus on the features and functionality of the hardware itself to assist customers in their purchasing decision.

For example, for personal digital entertainment products, which made up more than 60% of the Company’s sales in fiscal years 2005 and 2006, the marketing materials for the digital audio players (MP3 players) are mainly focused on the features and functionalities of the products which are important to customers. For example, there is strong and regular emphasis on the product’s design and size for many of these products in the marketing materials with descriptions like “the sleekest, most portable flash player from Creative,” and “small is the new beautiful.” Other features and functionalities which will influence a customer’s purchasing decision, such as storage capacity, rechargeable battery, long battery life, FM tuner, voice recording, built-in microphone, LCD screen and choice of colors, are also prominently featured in the marketing materials.

•

The Company provides its customers with software updates. However this software is to provide bug fixes to correct errors and updates that are necessary to maintain compliance with published specifications, and/or to accommodate platform changes such as new or revised PC operating systems. The software updates do not change or enhance the functionality of the products. It is not a software upgrade or enhancement because it is not intended to extend the life or improve the marketability of the product through added functionality or enhanced performance.

•	The Company did not incur significant costs for software development. In fiscal year 2006, software development costs were less than 1% of total cost of goods sold.

5.	We note from the Support section of your website that you provide “Software AutoUpdate”, which appears to provide unspecified updates or enhancements to the software embedded in your products. If your arrangements are in the scope of SOP 97-2, clarify how you have evaluated paragraph 56 of SOP 97-2 when determining whether an implied post-contract customer support element exists in your arrangements.

5.	The Company advises the Staff that, as mentioned in point 4 above, the Company has no sales of products within the scope of SOP 97-2. The “Software AutoUpdate” arrangement as mentioned in point 4 above is to provide bug fixes to correct errors and updates that are necessary to maintain compliance with published specifications, and/or to accommodate platform changes such as new or revised PC operating systems. The software updates are not intended to be software upgrades or enhancements of software.

6.	Your disclosure states that you “generally recognize revenue when persuasive evidence of an arrangement exists, title and risk of loss have been transferred, delivery has occurred, the price is fixed and determinable, and collection is probable.” Clarify whether there are situations that you recognize revenue when all of these criteria do not exist. In this respect, your disclosure should clarify your specific revenue recognition policy for each type of element sold and avoid terms such as “generally.” Your disclosure should also describe how you satisfy the revenue recognition criteria applied (e.g. clarify how you satisfy the delivery requirement). In addition, to the extent you enter into multiple-element arrangements, your disclosure should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. We refer you to the disclosure requirements of SAB Topic 13.B and APB Opinion No. 22.

6.	The Company advises the Staff that there were no situations where the Company recognized revenue when all of those criteria as mentioned above did not exist. The Company’s revenue recognition policy is based on meeting the four criteria stated below:

•	Persuasive evidence of an arrangement exists

Persuasive evidence of an arrangement exists when the Company receives a purchase order from the customer and the Company subsequently confirms the order by issuing a sales order to the customer.

•	Title and risk of loss have been transferred and delivery has occurred

Based on the shipping terms specified in the customer’s purchase order or the Company’s sales order to the customer, this criteria is met when a product is delivered to a common carrier, or delivered to the customer’s delivery site or shipped to the customer.

•	The price is fixed or determinable

The price is fixed or determinable when a sales order is issued to the customer.

•	Collection is probable

The Company assesses the credit worthiness of each customer and will only issue a sales order to a customer if it believes that collection from that customer is probable.

The Company also advises the Staff that it will remove the word “generally” in its future filings and the revenue recognition accounting policy will read as follows:

“Creative recognizes revenue when persuasive evidence of an arrangement exists, title, and risk of loss have been transferred, delivery has occurred, the price is fixed or determinable, and collection is probable. Allowances are provided for estimated returns, discounts and warranties, based on historical experience, current economic trends and changes in customer demand and acceptance of its products. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates.”

The Company further advises the Staff that, in fiscal year 2006, it had no revenue on multiple-element arrangements.

Note 3 – Balance Sheet Detail

Property and equipment, page F-11

7.	Your disclosure states that you review remaining estimated useful lives of machinery and equipment to determine if such lives should be adjusted due to likelihood of technological obsolescence. Clarify whether you also tested long-lived assets (including property and equipment) for impairment pursuant to the guidance of paragraphs 7 and 8 of SFAS 144 in fiscal years 2005 and/or 2006. If so, please tell us how your calculation of fair value of your long-lived assets complies with paragraphs 22 through 24 of SFAS 144. In addition, tell us your consideration for disclosing your long-lived impairment policy pursuant to APB Opinion No. 22.

7.	The Company advises the Staff that, for fiscal years 2005 and 2006, there were no impairments of its long-lived assets, except for the impairment charges of certain assets in connection with the restructuring actions described in Note 12 of the Notes to the Consolidated Financial Statements. No impairment test was performed on the other long-lived assets of the Company, as there were no triggering events or changes in circumstances as mentioned in paragraphs 7 and 8 of SFAS 144 that indicate that the carrying amount may not be recoverable. The Company further advises the Staff that, in compliance with APB Opinion No. 22, it will disclose in its future filings the below additional paragraph under its property and equipment accounting policy:

“Creative reviews property and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If the property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. For the three fiscal years ended June 30, 20XX, Creative had no impairment of its long-lived assets, except for the impairment of certain assets in connection with the restructuring actions described in Note XX of the Notes to Consolidated Financial Statements, for the fiscal year ended June 30, 20XX.”

Note 15 – Investments, page F-22

8.	We note your disclosure of your cost and equity method investments here and on page F-7. Please address the following comments with respect to your disclosure.

•	Tell us your consideration of providing all the disclosures required by paragraphs 19 through 21 of SFAS 115 for your investments classified as available for sale.

•	The Company advises the Staff that:

(i)	The investments balance in the Consolidated Balance Sheet consisted of available-for-sale investments and non-quoted equity investments.

(ii)	Net gain from investments in the Consolidated Statements of Operations included gain or loss on:-

-	available-for-sale investments

-	non-quoted equity investments

-	equity method investments.

The paragraphs below specified the considerations the Company has made to provide the disclosures required by paragraphs 19 through 21 of SFAS 115 for investments classified as available-for-sale:

In relation to paragraph 19 of SFAS 115:

-	The Company held only investments in equity securities, and accordingly, there were no separate disclosures by major security type.

-	The aggregate fair values of the available-for-sale investments of $63,525,000 and $116,361,000 as of June 30, 2006 and 2005, respectively, were disclosed in Note 1 of the Notes to Consolidated Financial Statements.

-	The net gains of available-for-sale investments amounting to $21,154,000, $77,851,000 and $14,383,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively, were included in net gain from investments in the Consolidated Statements of Operations.

-	The comprehensive income (losses) had been separately disclosed in Note 6 of the Notes to Consolidated Financial Statements.

In relation to paragraph 20 of SFAS 115, the Company has no investments in debt securities classified as available-for-sale investments.

In relation to paragraph 21 of SFAS 115:

a.	The proceeds from sales of available-for-sale investments amounting to $29,152,000, $96,180,000 and $23,536,000 for the fiscal years ended June 30, 2006, 2005 and 2004, respectively, were included in proceeds from sale of investments in the Consolidated Statements of Cash Flows. The gross realized gains on disposals amounting to $21,241,000 and $83,747,000 for the fiscal years ended June 30, 2006 and 2005, respectively, were included in the gains on sales of investments disclosed in Note 15 of the Notes to Consolidated Financial Statements.

b.	The Company uses the average cost method by individual security counter to compute the amount reclassified out of accumulated other comprehensive income into earnings.

c.	There was no transfer of securities from the available-for-sale category into the trading category.

d.	The amount of the net unrealized holding gain or loss on available-for-sale investments that has been included in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period were disclosed in Note 6 of the Notes to Consolidated Financial Statements.

e.	For the fiscal years ended June 30, 2006 and 2005, the Company had no investments in trading securities.

The Company further advises the Staff that in its future filings the Company will consolidate the above disclosure information as required in paragraph 19 to 21 of SFAS 115 in a separate note in the Notes to Consolidated Financial Statements as shown below (which disclosure will be updated to reflect future results):

AVAILABLE-FOR-SALE INVESTMENTS

Investments balance as at June 30, 2006 and 2005 included available-for-sale investments measured at fair value of $63.5 million and $116.4 million, respectively. The following provides a breakdown on the net gain (loss) from available-for-sale investments (in US$’000):

	Years ended June 30
	2006	2005	2004
Proceeds from disposals	$29,152	$96,180	$23,536
Fair value of investments disposed	(7,911)	(12,433)	(9,153)

Realized gain from disposals	21,241	83,747	14,383
Write-downs of investments	(87)	(5,896)	—

Net gain	$21,154	$77,851	$14,383

Gross realized gains for fiscal years 2006, 2005 and 2004 were $21.2 million, $83.7 million and $14.4 million, respectively. There were no gross realized losses for fiscal years 2006, 2005 and 2004.

•

Tell us your consideration of providing all the disclosure required by paragraph 20 of APB Opinion No. 18 for your investments accounted for using the equity method. In addition, please provide the information required by this disclosure provision to us in your response for all equity method investments as of June 30, 2006.

•

The Company advises the Staff that the Company had reviewed the disclosure requirements under paragraph 20 of APB Opinion No. 18 and is of the opinion that the investments accounted for under the equity method were not significant and did not have any material impact on the financial statements of the Company to require a separate disclosure in the Notes to Consolidated Financial Statements. The net value of investments accounted for under the equity method were $6.8 million and $4.8 million as at the fiscal years ended June 30, 2006 and 2005, respectively which accounted for only 0.8% and 0.5% of the Total Assets value or 3.5% or 1.7% of the Total Non-Current Assets value for fiscal years ended June 30, 2006 and 2005, respectively.

Note 18 – Subsequent Events, page F-22

9.	Your disclosure indicates that the settlement terms included a requirement for Apple to pay you $100 million for a “paid-up license.” Please tell us all of the significant terms in this settlement agreement. As part of your response, please define the notion of a “paid-up license” and when you received or will receive the $100 million due from the settlement agreement. Please clarify the length of time that Apple is entitled to use your Zen patent based on the terms of the settlement agreement. Clarify how you have and will account for this settlement agreement.

9.	The Company advises the Staff the following:

Significant Terms in this Settlement Agreement

The settlement was reached in connection with a number of lawsuits that had been filed by the Company against Apple, and subsequently, by Apple against the Company. More specifically, the Company had filed lawsuits against Apple on May 15, 2006 with the International Trade Commission and the U.S. District Court for the Northern District of California, alleging infringement of its U.S. patent which covers the user interface of most portable digital media players. The Company refers to this patent as the “Zen Patent.” Apple responded with suits against the Company alleging infringement of twelve U.S. patents which were filed with the International Trade Commission and the U.S. District Courts for the Western District of Wisconsin, the Eastern District of Texas, and the Northern District of California. The agreement refers to these twelve patents as the “Licensed Apple Patents.”

The following are the significant terms of the confidential settlement agreement between Creative Technology Ltd. and Apple Computer, Inc., effective August 22, 2006.

i.	The Company and Apple each agreed to dismiss the respective lawsuits that it had filed against the other.

ii.	The Company and Apple each agreed to release all claims against the other for any acts arising prior to the date of the settlement.

iii.	The Company granted to Apple a nonexclusive, perpetual, irrevocable, worldwide license, without the right to sublicense, under the Zen Patent.

iv.	Apple granted to the Company a nonexclusive, perpetual, irrevocable, worldwide license, without the right to sublicense, under the Licensed Apple Patents, subject to certain exclusions.

v.	Each of the parties entered into a covenant not to sue the other on claims that the other’s products infringe on various patents in the claiming party’s patent portfolio. These covenants not to sue are limited in scope as to duration, products, product features and the patents involved.

vi.	Apple and the Company agreed on matters relating to their continuing uses of the “NANO” mark.

vii.	Apple agreed to pay a non-refundable lump sum amount totaling one hundred million US dollars ($100,000,000) due on October 6, 2006.

viii.	Apple will permit the Company to enroll in, and make iPod-compatible accessories under the Made For iPod™ (“MFI”) licensing program. Apple will permit the Company to enroll in other licensing programs which Apple makes generally available to all interested licensees, subject to Apple’s standard conditions and terms available for such license. Apple has not made available such programs at this time.

ix.	[*]

x.	The Company agreed to pay Apple a portion of net licensing payments paid to Creative in licensing the Zen Patent to others, subject to a cumulative maximum.

xi.	The agreement requires Apple to pay additional royalties to the Company if Apple utilizes the technology covered by the Zen Patent in third party or “OEM” products that are sold under that third party’s brand name. Under the terms of the agreement, royalties have not accrued to date.

Definition of “Paid-up License” and when did the Company receive the $100 million

The Company advises the Staff that a “paid-up license” is a license that is granted in exchange for payment that is made on a one-time basis, giving the licensee the right to use the technology as many times as desired. There is no continuing royalty obligation associated with a paid-up license and Creative has no further obligation to perform any work or service in connection with the license grant.

The Company received Apple’s payment on October 6, 2006.

Length of time that Apple is entitled to use Zen Patent

Apple has the right to use the technology covered by the Zen Patent for the life of the patent, which expires on November 24, 2021.

How the Company has and will account for this settlement agreement

The basis of accounting for the $100 million is as follows:

•

The sum of $100 million represents a one time, non-refundable payment by Apple for the perpetual license. The perpetual license allows unlimited use of the Zen Patent by Apple and its affiliates, but excluding sub-licensing rights. It is deemed as a one-time payment to purchase the rights to use the Zen Patent. The Company has no further obligations to fulfill in order to earn this $100 million and it has no right to limit Apple in its usage of the patented technology, whether in terms of volume of production, or the type of products, as long as the product is marketed and sold by Apple or its affiliates.

•

The Company concluded this payment is similar to a non-exclusive, one-time sale of the license to Apple and that the earning process for this $100 million was complete once the persuasive evidence was obtained, which was in the quarter ended December 2006.

•	The Company also considered whether the terms of the settlement require the Company to allocate the $100 million to other components of the settlement, and noted the following:

a.	Future sharing of royalty income

In the event that the Company is successful in enforcing the patent against other third parties and receives licensing payments in relation to this patent, the Company will pay a portion of these licensing payments to Apple, subject to a cumulative maximum.

The Company would only pay Apple when action is taken to enforce the patent on other companies, and if the Company is successful and has received compensation for such action. This is a standalone, revenue sharing transaction, which would materialize only when the Company proceeds with its enforcement on the licensing program for the patent and receives royalty payments under this program from third parties. At the point of recognition of these additional revenues, the Company will then record Apple’s share as “contra-revenue”.

Since any future sharing of royalty income is contingent upon the successful outcome of patent enforcement actions, no allocation of the $100 million has been made to this element of the agreement.

b.	[*]

c.	[*]

d.	Dismissal of lawsuits

•

While in some cases, payments made under litigation settlement agreements may contain an element of a “settlement amount,” the $100 million paid-up license by Apple in this case was a result of a negotiation process and there is no meaningful basis to split $100 million into settlement and licensing income.

•

The Company believes that where parties are initially unable to reach agreement on mutually agreeable licensing terms, the threat of and ultimately the institution of lawsuits (and perhaps resulting counter-suits) helps to facilitate the negotiation process and to encourage the parties to come to an agreement. Where it results in a settlement with the grant of a license, the value agreed upon is in exchange for the underlying license granted, rather than for dismissal of lawsuits.

•	Therefore, the Company believes that no allocation to this component is required, and the $100 million should therefore be recognized as revenue.

Based on the above, the Company is of the view that the $100 million is properly treated as a one time payment by Apple for the perpetual use of the Zen Patent and there is no meaningful or justifiable basis to allocate any portion of the $100 million to any other component of the settlement.

++++++++++++++++++++++++

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ng Keh Long at 65-6895-4313 or the undersigned at 650-614-7609 if you have any questions or require additional information concerning the foregoing.

Yours truly,

/s/ Donald M. Keller, Jr.
Donald M. Keller, Jr.

cc.	Christopher White
Senior Staff Accountant

Ng Keh Long
Chief Financial Officer of the Company

Yee Chen Fah
Audit Engagement Partner, PwC

Suresh Persaud
Filing Review Director, PwC